UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DZS INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23305L107

(CUSIP Number)

Ji Hyun Kim

DASAN Networks, Inc.

Dasan Tower, 49 Daewangpangyo-ro 644Beon-gil,

Bundang-gu, Seongnam-si, Gyeonggi-do,

Republic of Korea

Telephone: + 82-70-7010-1021

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 23305L107

1.	Name of Reporting Person: DASAN Networks, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO, AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Korea, Republic

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 10,093,015
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 10,093,015
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,093,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 38.0%(1)
14.	Type of Reporting Person: CO

(1)

This percentage is calculated based on 26,557,869 shares of common stock, par value $0.001 per share (the “Common Stock”), of DZS Inc. (the “Issuer”) outstanding as of December 31, 2020, after giving effect to the closing of the Issuer’s public offering, as described in the Issuer’s prospectus supplement on Form 424(b) filed with the Securities and Exchange Commission (the “SEC”) on January 28, 2021, after giving effect to the completion of the Issuer’s public offering and the full exercise of the underwriters’ over-allotment option, as described therein and in the Issuer’s Form 8-K filed on January 27, 2021.

Explanatory Note

This Amendment No. 1 to statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the SEC on September 14, 2016 (the “Original Schedule 13D,” and as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), and is being filed on behalf of the Reporting Person in respect of the Common Stock of the Issuer.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Original Schedule 13D.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of DZS Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5700 Tennyson Parkway, Suite 400, Plano, TX 75024.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Name of Person Filing	DASAN Networks, Inc. (the “Reporting Person” or “DASAN” as used herein), organized under the laws of the Republic of Korea

(b)	Address of Principal Business Office	DASAN Tower, 49, Daewangpangyo-ro 644 Beon-gil Budang-gu, Sungnam-si, Gyeonggi-do, 13493, Korea

(c)	Principal Business	The Reporting Person is a global network solutions provider that develops and manufactures network equipment for fixed and mobile broadband services.

(d)-(e)	Criminal and Civil Proceedings	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Person is set forth on Schedule A hereto. During the last five years, to the knowledge of the Reporting Person, none of the persons listed on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented as follows:

The aggregate purchase price for all Common Stock purchased by the Reporting Person in the Offering (as defined below) was approximately $8,400,000, which was provided from internal cash resources.

Item 4.	Purpose of Transaction

Item 4 of Schedule 13D is hereby amended and supplemented as follows:

On January 29, 2021, the Issuer completed its underwritten public offering (the “Offering”) of 4,600,000 shares of Common Stock, which included the full exercise of the underwriters’ option to purchase additional shares, at the public offering price of $14.00 per share. In connection with the Offering, the Reporting Person purchased 600,000 shares of Common Stock at the public offering price of $14.00 per share. The Issuer used a portion of the net proceeds from the Offering to repay the approximately $29.5 million in outstanding borrowings under (i) the Loan Agreement, dated as of March 5, 2020, by and between DASAN Network Solutions, Inc., a corporation organized under the laws of the Republic of Korea and an indirect, wholly-owned subsidiary of the Issuer (the “Borrower”), and the Reporting Person, and (ii) all other loans from the Reporting Person to the Borrower.

In connection with the Offering, on January 26, 2021, each of Min Woo Nam, Joon Kim and Choon Yul Yoo delivered a lock-up agreement (each, a “Lock-Up Agreement,” and collectively, the “Lock-Up Agreements”) to Stifel, Nicolaus & Company, Incorporated and Needham & Company, LLC, as representatives of the several underwriters. Pursuant to the Lock-Up Agreements, each of Min Woo Nam, Joon Kim and Choon Yul Yoo agreed during the period commencing on the date of the Lock-Up Agreements and ending 90 days after the date of the Underwriting Agreement, dated January 26, 2021, by and among the Issuer, on the one hand, and Stifel, Nicolaus & Company, Incorporated and Needham & Company, LLC, as representatives of the several underwriters named therein, on the other hand, not to (1) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any Common Stock, (2) exercise or seek to exercise any rights to cause the Issuer to register a disposition, (3) otherwise participate as a selling securityholder, or (4) engage in any transaction that is designed to dispose of the Common Stock.

The description of the Lock-Up Agreements in this Item 4 are qualified in their entirety by reference to the complete text of the form of Lock-Up Agreement which has been filed as Exhibit 6 hereto, and which is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Common Stock that are beneficially owned by the Reporting Person as of February 5, 2021.

(b) The Reporting Person has sole voting and dispositive power with respect to all of the shares of Common Stock owned by the Reporting Person.

(c) Except as otherwise described in this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock or other equity securities of the Issuer during the last 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of Schedule 13D is hereby amended and supplemented as follows:

Lock-Up Agreements

The information with respect to the Lock-Up Agreements provided in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description	Method of Filing

6	Form of Lock-Up Agreement, dated as of January 26, 2021, by and among DZS Inc., Stifel, Nicolaus and Company, Incorporated, Needham & Company, LLC and the other parties thereto	Incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 27, 2021

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2021	DASAN Networks, Inc.

	By:	/s/ Min Woo Nam
Name: Min Woo Nam
Title: Chief Executive Officer

Schedule A

The name, title and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. Unless otherwise specified below, each director’s or executive officer’s business address is c/o DASAN Networks, Inc., DASAN Tower, 49, Daewangpangyo-ro 644 Beon-gil, Budang-gu, Sungnam-si, Gyeonggi-do, 13493, Korea. All of the persons listed below are citizens of the Republic of Korea.

Name	Present Principal Occupation (Including Name and Address of Employer)

Directors

Min Woo Nam	Chief Executive Officer and Chairman of the Board of the Reporting Person

Choon Yul Yoo	Chief Operating Officer, SVP and Director of the Reporting Person

Jung Nam Cho	Independent Director of the Reporting Person

Jang Woo Lee	Independent Director of the Reporting Person

Heung Soon Jang	Independent Director of the Reporting Person

Executive Officers (Who Are Not Directors)

Not applicable.